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                                [SPSS LETTERHEAD]



June 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Megan Akst, Staff Accountant
             Division of Corporation Finance

Re:  SPSS Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Form 10-Q for Fiscal Quarter Ended March 31, 2007
     File No. 000-22194



Dear Ms. Akst:

As discussed in our conversation earlier today, SPSS Inc. ("SPSS") respectfully requests an extension of time to file a response to the Securities and Exchange Commission Staff's comment letter dated June 26, 2007. SPSS is requesting an extension due to the fact that SPSS is currently in the process of closing its second fiscal quarter. Accordingly, SPSS respectfully requests that it be granted until July 24, 2007 to respond to the Staff's letter.

I appreciate your assistance in this matter and your consideration of this request. Please feel free to call me directly at 312-651-3496 with any questions regarding this letter.

Very truly yours,

/s/ Erin R. McQuade

Erin R. McQuade
Vice President, Associate General Counsel
SPSS Inc.


cc:   Kathleen Collins, Division of Corporation Finance